UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM SD
Specialized Disclosure Report

Mercury Systems, Inc.
(Exact Name of Registrant as Specified in Charter)

Massachusetts	000-23599	04-2741391
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)
201 Riverneck Road, Chelmsford, Massachusetts 01824
(Address of Principal Executive Offices) (Zip Code)

Gerald M. Haines II, (978) 256-1300
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

[X]	Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure
Item 1.01 Conflict Minerals Disclosure and Report
For calendar year 2013, Mercury Systems, Inc. (“we,” “us,” or “our”) conducted a reasonable country of origin inquiry and supply chain due diligence to determine whether our products contained any conflict minerals that originated from the Democratic Republic of the Congo or an adjoining country. A summary of our reasonable country of origin inquiry and due diligence is contained in our conflict minerals report filed as exhibit 1.01 to this report and is incorporated herein by reference.

In accordance with Rule 13p-1 under the Securities Exchange Act of 1934, as amended, we have filed this Specialized Disclosure Report on Form SD, and the conflict minerals report exhibit hereto, with the U.S. Securities and Exchange Commission and have posted such report on our website, www.mrcy.com, under the heading “About Us” and “Corporate Social Responsibility.” Information contained on our website does not constitute part of this report.

Section 2 – Exhibits

Item 2.01 Exhibits

Exhibit 1.01 – Mercury Systems, Inc. Conflict Minerals Report for the Year Ended December 31, 2013

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

Dated: June 2, 2014                    MERCURY SYSTEMS, INC.

By: _/s/ Gerald M. Haines II______________
Gerald M. Haines II
Senior Vice President, Corporate Development, Chief Legal Officer, and Secretary

Exhibit Index

Exhibit No.	Description
1.01	Mercury Systems, Inc. Conflict Minerals Report for the Year Ended December 31, 2013